                                                                     Exhibit 12



       CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

                                  RISK FACTORS

FINANCIAL DATA

         Although formed in 1983, the Company's activities have been limited to the design, manufacturing, and marketing of a full line of high-performance fax processing systems that use the fax machine as a terminal to increase the productivity and effectiveness of business fax users. The Company's sales for the year ended December 31, 1988 and ten months ended October 31, 1999 were $2,568,736 and $2,181,101, respectively. The Company has also incurred a negative cash flow from operating activities of ($216,942), and ($260,345) for such periods. At October 31, 1999 the Company had a negative working capital of ($1,118,493) and a negative shareholders equity of ($920,837). Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for the Company's products, the level of competition and the Company's ability to manufacture its products in a production environment while maintaining quality and controlling costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-Competition."

COMPETITION

         The Company competes with numerous other fax-based industry suppliers. Many of these competitors have substantially greater resources than the Company. The Company has been successful in finding a niche in the market, through research and subsequent patenting of varions composite technologies. Should a larger and better financed company decide to directly compete with the Company, and be successful in its competitive efforts, the Company's business could be adversely affected. See "Business-Competition."

DEVELOPING AND CHANGING MARKET

         The market for Fax Services and related services is continually evolving, and is highly dependent upon changes in the fax-based industry. Changes in technology and regulatory licensing permitting may cause the demand for Fax Services related services and products within the industry to create such a demand for these products that substantially existing companies in other product lines may shift their emphasis to the fax-based industry, thus increasing the competition. There can be no assurance that the company's products will continue to be accepted. See "Business - Competition."

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent upon Thomas J. Conwell, President and founder of the Company, key man life insurance on the life of Thomas J. Conwell in the amount of $500,000. The Company's future success also depends on its ability to attract and retain qualified personnel, for which competition is intense. The loss of Mr. Conwell or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company. See "Management."

LACK OF DIVIDENDS

         The Company has not paid cash dividends and does not anticipate paying cash dividends on the Common Stock in the foreseeable future.